TAHRA WRIGHT Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.859.7354 twright@loeb.com

Via E-mail

December 17, 2010

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Mailstop 4631

Washington, DC 20549

Re:                     Sino Clean Energy Inc.
Amendment No. 4 to the Registration Statement on Form S-1,
Filed: December 6, 2010
File No.: 333-167560

Dear Ms. Long:

On behalf of our client, Sino Clean Energy Inc., a Nevada corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with four marked courtesy copies of the Registration Statement and all exhibits filed therewith.

The Registration Statement responds to the comment set forth in the Staff letter dated December 15, 2010 (the “Staff’s Letter”).

Exhibit 5.1

I.                                         We note that counsel’s opinion has been revised so that it no longer provides an opinion as to the legality of the 210,848 shares of common stock that are currently issued and outstanding. We further note that the resale prospectus still appears to cover these shares (in addition to the 3,032,295 shares issuable upon the exercise of warrants and the 15,000 shares issuable upon the exercise of options).  Please reconcile this apparent inconsistency by either revising the resale prospectus disclosure accordingly or providing an opinion of counsel as to the legality of all the securities covered by the resale prospectus, including, but not limited to, the

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210,848 shares of common stock that are currently issued and outstanding. Please refer to Item 601(b)(5) of Regulation S-K.

Response:  The opinion of Nevada Counsel previously filed as Exhibit 5.1 inadvertently omitted the opinion as to the legality of the 210,848 shares of common stock that were issued and outstanding.  The Company has filed as Exhibit 5.1 a revised opinion letter covering all of the securities being registered under the resale prospectus.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me at (212) 407-4122.

Very truly yours,

/s/ Tahra Wright

Tahra Wright
Partner